Corporate Communications

Holcim
Holcim
Hagenholzstrasse
CH-8050 Zürich



July 4, 2006

File N° 82-4093

# Media Release

## Holcim sets additional targets in sustainable development

**Holcim Ltd has published its sustainability report for 2004/2005. The Group is well on track to achieving its existing sustainability targets. In addition, it has set further targets for emissions and occupational health and safety.**

The priorities of Holcim in the area of sustainable development are occupational health and safety, environment, climate and energy, community involvement, stakeholder engagement and sustainable construction.

During the period under review, the Group has achieved a lot and is well on track to meeting its sustainability targets. Thus, for example, net $CO_2$ emissions per tonne of cement have been reduced by 14.7 percent since 1990. The voluntary target of a 20 percent reduction by 2010 is therefore within reach. For the first time, $CO_2$ data have been assured by an external auditor.

Holcim has set itself additional targets in the two important areas of occupational health and safety and environment. The frequency of accident-related absences is to be reduced by 30 percent annually over the next three years. The Group also wants to reduce its atmospheric emissions. Groupwide, the output of $NO_x$, $SO_2$ and dust per tonne of cement is to be reduced by 20 percent by 2010 compared to 2004 levels. Holcim will therefore be honoring all voluntary commitments made within the scope of the Cement Sustainability Initiative of the World Business Council for Sustainable Development.

A further important aspect of the commitment to sustainable development is the company's involvement in local communities in which it operates. Group companies primarily support education, infrastructure and community development projects. In total, roughly one percent of consolidated net income before taxes was spent on these activities in 2005.

The efforts of Holcim in the field of sustainability are increasingly being acknowledged by the outside world, as illustrated by the company's recognition as "Leader of the Industry" in the Dow Jones Sustainability Index 2006 and various awards for the Group companies.

The sustainability report includes all business areas of Holcim and meets the high standard of the Global Reporting Initiative (GRI). It can be downloaded from www.holcim.com/sustainable.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as further activities such as ready-mix concrete and asphalt

including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

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Internet: www.holcim.com



gtz



Jona/Eschborn, July 4, 2006

File N° 82-4093

# Media release

## Holcim and GTZ set benchmarks for co-processing of waste materials in the cement industry

**Holcim Ltd and the Deutsche Gesellschaft für Technische Zusammenarbeit GmbH (GTZ) have drawn up guidelines for the utilization of waste materials in the cement industry in the context of their three-year partnership. These were presented to an expert audience today in Eschborn, Germany. Holcim and GTZ have extended their partnership to 2008 in order to advance the implementation of the guidelines.**

The GTZ-Holcim guidelines set new standards for the processing of certain residues in the cement industry. Alternative fuels and secondary raw materials obtained from waste products are being used rather than fossil fuels and primary raw materials. The correct application of this method termed as co-processing represents an economically viable and environmentally friendly alternative to the traditional disposal of waste.

Holcim is a pioneer in the use of new, environmentally sound technologies in cement production, and a leading user of alternative fuels and raw materials. The potential and the need for action are especially great in developing and newly industrialized countries. Ever increasing quantities of waste are disposed of in an uncontrolled manner, incinerated or dumped in poorly operated landfill sites. This often includes hazardous waste. As a result, contaminated soil and polluted water jeopardize the livelihood and health of the local population. Better waste management can reduce the risks and save on landfill space. To raise awareness of this problem, GTZ has opened doors and acted as a mediator between governments, companies, non-governmental organizations and international organizations.

No additional emissions, unchanged product quality, and the consideration of national circumstances are just three of the principles stated in the GTZ-Holcim guidelines. As a working basis for cement producers and governments, the guidelines represent a contribution to the long-term solution of the global waste problem and the responsible use of fossil fuels and primary raw materials.

GTZ and Holcim cooperate in the framework of a Public Private Partnership (PPP), under a program of the German Ministry for Development.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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The Deutsche Gesellschaft für Technische Zusammenarbeit (GTZ) GmbH is a globally-operating company for international co-operation and sustainable development. For 30 years GTZ has been developing pioneering solutions for political, economic, ecological and social developments in a globalized world. GTZ supports complex reforms and change processes, even where conditions are difficult. Its goal is to improve people's living conditions and prospects in the long term. GTZ is primarily funded by the German Federal Ministry for Economic Cooperation and Development (BMZ).

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This media release is also available in German.

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The GTZ-Holcim guidelines for the recycling of waste in the cement industry can be downloaded from www.holcim.com/sustainable or www.gtz.de

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Holcim

Corporate Communications:
Tel. +41 58 858 87 10

Investor Relations:
Tel. +41 58 858 87 87

Internet: www.holcim.com

GTZ

Hans Stehling
hans.stehling@gtz.de
Tel. +49 6196 - 79 / 1177
Fax +49 6196 - 79 / 6169

Internet: www.gtz.de